As filed with the Securities and Exchange Commission on February 14, 2001
                                                     Registration No.333-51424

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                          --------------------------
                                Amendment No. 3
                                      To
                                   Form S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          --------------------------


                        Andrea Electronics Corporation
            (Exact name of registrant as specified in its charter)

           New York                                          11-0482020
(State or other jurisdiction of                           (I.R.S. Employer
incorporation or organization)                          Identification No.)
                             45 Melville Park Road
                            Melville, New York 11747
                                 (631) 719-1800

                          --------------------------

   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                John N. Andrea
                  Co-Chairman and Co-Chief Executive Officer
                        Andrea Electronics Corporation
                             45 Melville Park Road
                           Melville, New York 11747
                                (631) 719-1800

                          --------------------------

      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                               with a copy to:

                             Alan L. Jakimo, Esq.
                               Brown & Wood LLP
                            One World Trade Center
                           New York, New York 10048
                                (212) 839-5300

                          --------------------------

 Approximate date of commencement of proposed sale to the public: From Time To
        Time After The Effective Date Of This Registration Statement.

                          --------------------------


         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

         If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (Securities Act), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement from the same offering. |_|

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|


         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the securities and exchange commission, acting pursuant to Section 8(a), may determine.

Prospectus

                        Andrea Electronics Corporation
                               2,463,058 Shares
                                 Common Stock

         This prospectus relates to 2,463,058 shares of our common stock which may be sold from time to time by the selling stockholders, including their transferees.

         We will not receive any of the proceeds from the sale of these shares, although we have paid the expenses of preparing this prospectus and the related registration statement.

         Our common stock is quoted on the American Stock Exchange under the symbol "AND." On January 29, 2001, the last reported sale price for the common stock on the American Stock Exchange was $2.75 per share.

Investing in the common stock involves a high degree of risk. You should carefully read the "risk factors" section of this prospectus beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


               The date of this prospectus is February 14, 2001

                               TABLE OF CONTENTS


Prospectus Summary...........................................................2
RISK FACTORS.................................................................4
ANDREA ELECTRONICS..........................................................11
FORWARD LOOKING STATEMENTS..................................................13
USE OF PROCEEDS.............................................................13
SELLING STOCKHOLDERS........................................................13
DESCRIPTION OF CAPITAL STOCK................................................16
NEW YORK ANTI-TAKEOVER LAW..................................................27
PLAN OF DISTRIBUTION........................................................28
MANAGEMENT..................................................................30
LEGAL MATTERS...............................................................39
EXPERTS.....................................................................39
WHERE YOU CAN FIND MORE INFORMATION.........................................39
Incorporated Documents......................................................40

                              Prospectus Summary

         This summary may not contain all of the information that may be important to you. You should read the entire prospectus before making an investment decision. Our financial statements and related notes are not included in this prospectus, but are incorporated by reference from the documents listed under the caption "Incorporated Documents" located at the end of this prospectus.

                              Andrea Electronics

         Andrea Electronics designs, develops and manufacturers state-of-the-art audio technologies and equipment for enhancing applications that require high performance and high quality voice input.

         Andrea's products and technologies optimize the performance of speech-based applications software in markets such as:

          o    voice communication over the Internet;

          o speech recognition and dictation to desktop, laptop and hand-held computers;

          o    audio/video conferencing;

          o computer-based automobile monitoring and control systems for use by drivers and passengers;

          o electronic equipment for incorporation into home appliances and industrial and commercial office equipment that is activated and controlled by voice; and

          o interactive games where one or more players participate over the Internet.

         Our patented Active Noise Cancellation microphone and Active Noise Reduction earphone technologies help to ensure clear speech in personal computer and telephone headset applications. Active Noise Cancellation microphone technology uses electronic circuits that distinguish a speaker's voice from background noise in the speaker's environment and then cancels the noise from the signal to be transmitted by the microphone. Active Noise Reduction earphone technology uses electronic circuits that distinguish the signal coming through an earphone from background noise in the listener's environment and then reduces the noise heard by the listener.

         Our patented Andrea Digital Super Directional Array technology enables the microphone to be several feet from the person speaking and frees the speaker from having to hold the microphone. Our Andrea DSDA microphone products convert sound received by the array of microphones in the product into digital signals that are then processed to cancel background noise from the signal to be transmitted. We are initially targeting our Andrea DSDA microphone products at the market for personal computers designed for use in automobiles and control sound systems, mobile telephones, satellite-based navigation systems, windows, door locks and other devices.

                                 The Offering

         On behalf of the selling stockholders identified later in this prospectus, we are registering for resale 2,463,058 shares of common stock comprised of:

          o 2,142,298 shares which are issuable in connection with the potential conversion of up to 750 shares of Series C convertible preferred stock, par value $0.01 per share; and

          o 320,760 shares of common stock which are currently outstanding and were issued in connection with our acquisition in May 1998 of Lamar Signal Processing, Ltd.

         The number of shares of common stock that we will issue in connection with the conversion of the Series C convertible preferred stock may vary from time to time depending on the prevailing market price of our common stock.

         You should read the following information about Andrea, together with the more detailed information about the securities underlying this offering, contained elsewhere in this prospectus. In particular, you should read the section entitled "Risk Factors," which explains that your investment in shares of our common stock involves a high degree of risk.

                                 RISK FACTORS

         An investment in our common stock involves a high degree of risk. You should consider carefully, along with other factors, the following risks and should consult with your own legal, tax and financial advisors.

Our results of operations have been declining and we expect further losses in 2001.

         Our revenue for the year ended December 31, 1999 was approximately $17.1 million compared to approximately $21.3 million in calendar 1998. For the year ended December 31, 1999, we had a net loss of approximately $7.1 million versus a net loss of $6.4 million for the year ended December 31, 1998. For the first nine months ended September 30, 2000, our revenue was approximately $11.7 million compared to revenues of approximately $13.3 million over the same period in 1999. For the first nine months ended September 30, 2000, we had a net loss of approximately $7.0 million compared to a net loss of approximately $5.2 million in the same period in 1999. To remain competitive, we intend to continue incurring substantial research and development, marketing and general and administrative expenses. In addition, our acquisition of Lamar Signal Processing, Ltd. resulted in a substantial amount of goodwill. The amortization of this goodwill had, and will continue to have, a negative, non-cash impact on our results of operations.

If we fail to obtain additional capital, we may be required to significantly reduce, or refocus, our operations and our business, results of operations and financial condition could be materially and adversely effected.

         From time to time during the past several years, we have raised additional capital from external sources. We expect to continue to have to raise additional capital from external sources. These sources may include private or public financings through the issuance of debt, convertible debt or equity, or collaborative arrangements. Additional capital may not be available on favorable terms, if at all. Additionally, we may only be able to obtain funds through arrangements that require us to relinquish rights to our products, technologies or potential markets.


Conversions of our Series B convertible preferred stock and Series C convertible preferred stock may result in substantial dilution to other holders of our common stock.

         Currently, we have 348 shares of Series B convertible preferred stock and 750 shares of Series C convertible preferred stock outstanding. Both the Series B convertible preferred stock and the Series C convertible preferred stock are convertible into shares of common stock, subject to ownership limitations that prohibit the holders of the preferred stock from owning more than 4.99% of the outstanding shares of common stock at the time of conversion or 9.99% over any sixty day period. These restrictions do not prevent purchasers from converting and selling some of their holdings and then later converting the rest of their holdings.

As the price of our common stock decreases, the number of shares of common stock issuable upon conversion of our Series B convertible preferred stock and Series C convertible preferred stock increases.

         The variable conversion price of the Series B convertible preferred stock and any reset of the conversion price of the Series C convertible preferred stock are functions of the market price of our common stock. If the price of our common stock decreases over time, the number of shares of common stock issuable upon conversion of each series will therefore increase.

Sales of an increased number of shares of common stock issued upon conversion of the Series B convertible preferred stock and the Series C convertible preferred stock resulting from a declining market price for our common stock can cause the market price of our common stock to decline further.

         Disregarding the manner in which the shares of common stock issued upon conversion of the Series B convertible preferred stock and the Series C convertible preferred stock are sold as well as any other factors such as reactions to our operating results and general market conditions which may be operative in the market as such time, an increase in the number of shares of common stock eligible for sale can cause a decrease in the market price of our common stock. This decrease could reduce the conversion prices of the Series B convertible preferred stock and the Series C convertible preferred stock, leading to a further increase in the number of shares of common stock issuable upon future conversions and a further decline in our stock price.

If we are unable to obtain shareholder approval for issuances of common stock upon conversions of our Series B convertible preferred stock and Series C convertible preferred stock that exceed 19.99% of our outstanding common stock, we may have to pay substantial penalties.

         Because there is no floor on the conversion prices of the Series B convertible preferred stock and Series C convertible preferred stock, we may ultimately be required to issue an amount of common stock exceeding 19.99% of our outstanding common stock upon conversion of the Series B convertible preferred stock and Series C convertible preferred stock. We cannot, however, issue shares of common stock that would exceed 19.99% of our outstanding common stock unless we obtain the approval of our shareholders. If we are required to obtain this approval of our shareholders and we are unable to do so, we will be forced to pay the holder of the Series B convertible preferred stock and the Series C convertible preferred stock substantial penalties until we obtain this approval. In addition, if shareholder approval is not obtained by a required date, then the holder of the Series B convertible preferred stock and Series C convertible preferred stock may force us to redeem all or a portion of the preferred shares (the 19.99% test for each of the Series B convertible preferred stock and the Series C convertible preferred stock is calculated based on the number of shares of common stock outstanding on the date of such issuances).

Short sales of our common stock may be attracted by or accompany conversions of Series B convertible preferred stock and Series C convertible preferred stock, which sales may cause downward pressure upon the price of our common stock

         Short sales of our common stock may be attracted by or accompany the sale of converted common stock, which in the aggregate could cause downward pressure upon the price of the common stock, regardless of our operating results, thereby attracting additional short sales of the common stock. The result of conversions of the Series B and Series C convertible preferred stock at declining conversion prices would be increasing and substantial dilution of the interests of the other holders of common stock.

         The varying numbers of shares of common stock issuable upon conversion of the Series B convertible preferred stock and the Series C preferred stock are illustrated in tables set forth elsewhere in this prospectus respectively under the captions "Description of Capital Stock--Preferred Stock--Series B Convertible Preferred Stock" and "Description of Capital Stock--Preferred Stock--Series C Convertible Preferred Stock."


If we fail to market and commercialize our Andrea Anti-Noise and Andrea Digital Super Directional Array products, our revenues may not increase at a high enough rate to improve our results of operations or at all.

         Our business, results of operations and financial condition depend on successful commercialization of our Andrea Anti-Noise and Andrea DSDA products and technologies. Since we began sales of the initial Andrea Anti-Noise products in 1995, we have been expanding the number of products in this line. We introduced our first Andrea Digital Super Directional Array products in 1998 and we are initially targeting these products at the automobile telematics market. The success of these products is subject to the risks frequently encountered by companies in an early stage of product commercialization, particularly companies in the computing and communications industries.

If we are unable to obtain market acceptance of our voice interface and Internet communications products and technologies or if market acceptance of these products and technologies occurs at a slow rate, then our business, results of operations and financial condition will be materially and adversely affected.

         We and our competitors are focused on developing and commercializing products and technologies that enhance the use of voice, particularly in noisy environments, for a broad range of computer and communications applications. These products and technologies have been rapidly evolving and the number of our competitors has grown, but the markets for these products and technologies are subject to a high level of uncertainty and have been developing slowly. We, alone or together with our industry, may be unsuccessful in obtaining market acceptance of these products and technologies.

If we fail to develop and successfully introduce new products and technologies in response to competition and evolving technology, we may not be able to attract new customers or retain current customers.

         The markets in which we sell our Andrea Anti-Noise and Andrea DSDA microphone products and our traditional line of military and industrial products are highly competitive. Most of our current and potential competitors have significantly greater financial, technology development, marketing, technical support and other resources than we do. Consequently, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, marketing, and sale of their products than we can. One or more of these competitors may independently develop technologies that are substantially equivalent or superior to our technology. In the markets for our traditional products, we often compete with major defense electronics corporations as well as smaller manufacturing firms which specialize in supplying products and technologies for specific military initiatives. We may not compete successfully with any of our competitors.

         The introduction of products incorporating new technologies could render our products obsolete and unmarketable and could exert price pressures on existing products. We are currently engaged in the development of digital signal processing products and technologies for the voice, speech and natural language interface markets. We may not succeed in developing these new digital signal processing products and technologies, and any of these new digital signal processing products or technologies may not gain market acceptance. Further, the markets for our products and technologies are characterized by evolving industry standards and specifications that may require us to devote substantial time and expense to adapt our products and technologies. We may not successfully anticipate and adapt our products and technologies in a cost effective and timely manner to changes in technology and industry standards or to introductions of new products and technologies by others that render our then existing products and technologies obsolete.

If our marketing collaborators do not effectively market those of their products with which our products are included or incorporated, our sales growth could be adversely affected.

         We have entered into several collaborative and distribution arrangements with software publishers and computer hardware manufacturers relating to the marketing and sale of Andrea Anti-Noise products and Andrea DSDA microphone and software products through inclusion or incorporation with the products of our collaborators. Our success will therefore be dependent to a substantial degree on the efforts of these collaborators to market those of their products with which our products are included or incorporated. Our collaborators may not successfully market these products. In addition, our collaborators generally are not contractually obligated to any minimum level of sales of our products or technologies, and we have no control over their marketing efforts. Furthermore, our collaborators may develop their own microphone or earphone products that may replace our products or technologies or to which they may give higher priority. We have also established direct marketing arrangements with large electronic and computer retail chains in the United States, as well as with distributors in Europe and the Americas. These channels may not devote sufficient resources to support the sale of our products.

If we fail to maintain sales of Andrea Anti-Noise products and Andrea DSDA microphone and software products to IBM, we would experience a material adverse effect on our business, results of operations and financial condition.

         We are substantially dependent on our product procurement relationship with IBM. During the years ended December 31, 1997, 1998 and 1999, IBM and several of IBM's affiliates, distributors, licensees and integrators accounted for 56%, 61% and 49%, respectively, and 59% during the first nine months of 2000, of our sales revenue. IBM is not obligated to purchase these products and is free to purchase microphone and earphone products and technologies from our competitors.

Shortages of, or interruptions in, the supply of more specialized components for our Andrea Anti-Noise products and Andrea DSDA microphone products could have a material adverse effect on our sales of these products.

         We conduct assembly operations at our facilities in New York and Israel and through subcontractors using purchased components. Some specialized components for the Andrea Anti-Noise and Andrea DSDA microphone products, such as microphones and digital signal processing boards, are available from a limited number of suppliers and subject to long lead times. We may not be able to continue to obtain sufficient supplies of these more specialized components, particularly if our sales of Andrea Anti-Noise and Andrea DSDA microphone products increase substantially or market demand for these components otherwise increases.

If our subcontractor fails to meet our production and shipment schedules, our business, results of operations and financial condition would be materially and adversely affected.

         We conduct assembly operations at our facilities in New York and Israel and through subcontracting. During initial production runs of Andrea Anti-Noise and Andrea DSDA microphone products, we perform assembly operations at our New York facility from purchased components. As sales of any particular product increase, assembly operations are primarily transferred to a subcontractor in Asia.

Our ability to compete may be limited by our failure to adequately protect our intellectual property or by patents granted to third parties.

         We rely on a combination of patents, patent applications, trade secrets, copyrights, trademarks, nondisclosure agreements with our employees, licensees and potential licensees, limited access to and dissemination of our proprietary information, and other measures to protect our intellectual property and proprietary rights. However, the steps that we have taken to protect our intellectual property may not prevent its misappropriation or circumvention. In addition, numerous patents have been granted to other parties in the fields of noise cancellation, noise reduction, computer voice recognition, digital signal processing and related subject matter. We expect that products in these fields will increasingly be subject to claims under these patents as the numbers of products and competitors in these fields grow and the functionality of products overlap. Claims of this type could have an adverse effect on our ability to manufacture and market our products or to develop new products and technologies, because the parties holding these patents may refuse to grant licenses or only grant licenses with onerous royalty requirements. Moreover, the laws of other countries do not protect our proprietary rights to our technologies to the same extent as the laws of the United States.

An unfavorable ruling in any current litigation proceeding or future proceeding may adversely affect our business, results of operations and financial condition.

         From time to time we are subject to litigation incidental to our business. For example, we are subject to the risk of adverse claims, interference proceedings before the U.S. Patent and Trademark Office, oppositions to patent applications outside the United States, and litigation alleging infringement of the proprietary rights of others. Litigation to establish the validity of patents, to assert infringement claims against others, and to defend against patent infringement claims can be expensive and time-consuming, even if the outcome is in our favor.

         As more fully disclosed in "Item 3. Legal Proceedings" in our annual report on Form 10-K for the year ended December 31, 1999, on November 17, 1998 a complaint was filed against us in the U.S. District Court for the Eastern District of New York by NCT Group, Inc. and NCT Hearing Products, Inc., one of NCT's subsidiaries, requesting a declaration that two of our patents, which relate to active noise reduction technology applicable to aircraft passenger headphones, are invalid and unenforceable and that these patents are not being infringed by NCT's products. The complaint also seeks to enjoin us from engaging in certain alleged activities and seeks compensatory damages of not less than $5 million, punitive damages of not less than $50 million and plaintiffs' costs and attorneys' fees.

         On December 30, 1998, we filed and served an answer to the NCT complaint, denying the allegations and asserting affirmative defenses and counterclaims. The counterclaims seek injunctive relief for patent infringement, trademark infringement, false designation of origin and unfair competition. We are also seeking exemplary and punitive damages, prejudgment interest on all damages, costs, reasonable attorneys' fees and expenses. During the second half of 1999, both NCT and Andrea submitted briefs to the court on whether to have an early hearing on the meaning of the claims in the two Andrea patents. This type of hearing is called a "Markman Hearing." We are unable to anticipate when the court will issue a decision on this question. We and NCT are proceeding with discovery, including document production and depositions. If this suit is ultimately resolved in favor of NCT, we could be materially adversely effected. We believe, however, that NCT's allegations are without merit and we intend to vigorously defend ourselves and to assert against NCT the claims described above.

         On March 11, 1999, we were notified about a claim filed with the New York State Environmental Protection and Spill Compensation Fund by the owners (Mark J. Mergler and Ann Mergler) of property adjoining our former Long Island City facility. This claim alleges property damages arising from petroleum migrating from our former facility and was purportedly detected in the basement of the claimants' property. In their claim to the fund, the claimants alleged that their property has been damaged and that they have incurred remedial costs. In the event the fund honors this claim in whole or in part, we may be liable to reimburse the fund. The New York State Department of Environmental Conservation has asserted a demand that we investigate and remediate the discharge of petroleum from a fuel oil storage tank at our former Long Island City facility, and determine whether the petroleum discharge has migrated to the claimants' adjoining property.

         We engaged environmental consultants to investigate the discharge from the fuel oil storage tank and we are currently funding remediation work. We denied, however, the allegations that any petroleum discharge has migrated to the claimant's property and objected to the claim made by the claimant to the fund. On September 2, 1999, a civil action related to this matter was commenced in the Nassau County Supreme Court by Mark J. Mergler and Ann Mergler. The plaintiffs allege that the fuel oil released from the heating system of our former facility has migrated beneath and onto the neighboring property causing in excess of $1,000,000 in direct and consequential damages. The plaintiffs' allegations against us include, negligence, nuisance and strict liability under the New York State Navigation Law. We have submitted an answer denying the allegations and all liability relating to the alleged property damage. This lawsuit is at an early stage and we are unable to evaluate the likelihood of an unfavorable outcome or estimate the amount or range of potential loss, if any.

Changes in economic and political conditions outside the United States could adversely affect our business, results of operations and financial condition.

         We have been seeking to increase our sales to regions outside the United States, particularly in Europe and areas in the Americas and Asia. For the year ended December 31, 1999, sales to customers outside the United States accounted for approximately 35% of our sales revenue. International sales and operations are subject to a number of risks, including:

          o    trade restrictions in the form of license requirements;

          o restrictions on exports and imports and other government controls;

          o    changes in tariffs and taxes;

          o    difficulties in staffing and managing international operations;

          o problems in establishing and managing distributor relationships;

          o    general economic conditions; and

          o    political and economic instability or conflict.

     To date, we have invoiced our international sales in U.S. dollars, and have not engaged in any foreign exchange or hedging transactions. We may not continue to be able to invoice all our sales in U.S. dollars and to avoid engaging in foreign exchange or hedging transactions. If we are required to invoice any material amount of international sales in non-U.S. currencies, fluctuations in the value of non-U.S. currencies relative to the U.S. dollar may adversely affect our business, results of operations and financial condition or require us to incur hedging costs to counter such fluctuations.

If we are unable to attract and retain the necessary managerial, technical and other personnel necessary for our business, then our business, results of operations and financial condition will be harmed.

         Our performance is substantially dependent on the performance of our executive officers and key employees. The loss of the services of any of these executive officers or key employees could have a material adverse effect on our business, results of operations and financial condition. Our future success depends on our continuing ability to attract and retain additional highly qualified managers and technical personnel. Competition for qualified personnel is intense and we may not be able to attract, assimilate or retain qualified personnel in the future.

                              ANDREA ELECTRONICS

         Our mission is to provide the emerging "voice interface" markets with state-of-the-art communications products. The idea underlying these markets is that natural language spoken by the human voice will become an important means by which to control many types of computing devices and other appliances and equipment that contain microprocessors. We are designing and marketing our products and technologies to be used for these "natural language, human/machine" interfaces with:

          o desktop, laptop and hand-held computers and mobile personal computing devices;

          o    military and commercial aircraft systems;

          o    cellular and other wireless communication devices; and

          o    automotive communication systems.

         We believe that end users of these applications and interfaces will require high quality microphone and earphone products that enhance voice transmission, particularly in noisy environments. To develop these products, we are utilizing digital signal processing technology. This technology converts voice signals to digital signals which can then be processed in microprocessors and similar electronic devices to reduce external interference and increase clarity. In order to further our efforts to develop digital signal processing technology, in May 1998, we acquired Lamar Signal Processing, Ltd., an Israeli corporation engaged in the development of noise cancellation microphones covering a wide range of audio and acoustic applications.

         High quality audio communication technologies is also required for emerging applications for microphones located several feet from the person speaking, or far-field microphone technology. Applications in this area range include:

          o continuous speech dictation to personal computer and personal data assistants;

          o multiparty video teleconferencing and software that allows participants to see and jointly edit documents, spreadsheets and other information;

          o natural language-driven interfaces for automobiles, home and office automation.

We believe that an increasing number of these devices will be introduced during the next several years.

         We outsource the assembly of most of our Andrea Anti-Noise products from purchased components, and we are currently assembling our Andrea DSDA microphone and software products from purchased components at our New York and Israeli facilities. We manufacture our Aircraft Communications products at our New York facility.

         Our strategy is to

          o maintain and extend our market position with our Andrea Anti-Noise products;

          o broaden our Andrea Anti-Noise product lines and Andrea DSDA microphone and software product lines through internal research and development and, from time to time, strategic acquisitions;

          o design our products to satisfy specific end-user requirements identified by our collaborative partners; and

          o outsource manufacturing of some of our products in order to achieve economies of scale.

         An important element of our strategy for expanding the channels of distribution and broadening the base of users for our products is our collaborative arrangements with manufacturers of computing and communications equipment, software publishers, and distributors and retailers actively engaged in the various markets in which our products have application. Under some of these arrangements, we supply our products for sale by our collaborative partners. Under others, the collaborative partners supply us with software that we include with our products. In addition, we have been increasing our own direct marketing efforts.

         The success of our strategy will depend on our ability to, among other things,

          o increase sales of our line of existing Andrea Anti-Noise products and Andrea DSDA microphone and software products,

          o    contain costs,

          o    manage growth,

          o introduce additional Andrea Anti-Noise products and Andrea DSDA microphone and software products,

          o maintain the competitiveness of our technologies through successful research and development, and

          o    achieve widespread adoption of our products and technologies.

         The interim results of operations of Andrea that are presented in this report are not necessarily indicative of the actual sales or results of operations to be realized for the full year.

         We are incorporated under the laws of the State of New York and have been engaged in the electronic communications industry since 1934. For several decades prior to our entry into the voice-activated computing market in the 1990's, our primary business was selling intercom systems for military and industrial use. We continue to manufacture replacement parts for these systems, but we do not expect revenue from this business to increase materially. We are seeking to apply our knowledge of the military and industrial markets to develop applications of our Andrea Anti-Noise technologies for these markets. Our efforts may not succeed, and we do not expect any material revenues from such new products for the foreseeable future.

                          FORWARD LOOKING STATEMENTS

         We make certain "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, throughout this prospectus and in the documents we incorporate by reference into this prospectus. The words "anticipates," "believes," "estimates," "expects," "intends," "plans," "seeks," variations of such words, and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations, estimates and projections about our business and industry, our beliefs and certain assumptions made by our management. Investors are cautioned that matters subject to forward-looking statements involve risks and uncertainties including economic, competitive, governmental, technological and other factors which may affect our business and prospects.

         These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Important factors which could cause our actual results to differ materially from the forward-looking statements in this prospectus include, but are not limited to, those identified in this prospectus under "Risk Factors" and those described in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-K for the fiscal year ended December 31, 1999, our Form 10-Q for the quarter ended March 31, 2000, our Form 10-Q for the quarter ended June 30, 2000, our Form 10-Q for the quarter ended September 30, 2000 and in any other filings which are incorporated by reference in this prospectus.

         You should read this prospectus and the documents that we incorporate by reference into this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. Forward-looking statements in this prospectus speak only as of the date of this prospectus. We have ongoing disclosure obligations under the federal securities laws to file periodic quarterly and annual reports as well as current reports that cover events that are material to our business, results of operations and financial condition. These reports could contain information that reflect subsequent developments relating to forward-looking statements in this prospectus. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

                                USE OF PROCEEDS

         All of the shares of common stock offered hereby are being offered for the account of the selling stockholders. We will not receive any proceeds from the sale by the selling stockholders of the common stock made pursuant to this registration statement.

                             SELLING STOCKHOLDERS

         We are registering the shares in order to permit the selling stockholders to offer the shares of common stock for resale from time to time. The shares of common stock being offered by one of the selling stockholders, HFTP, are issuable upon conversion of the Series C convertible preferred stock. For additional information regarding the Series C convertible preferred stock, see "Description of Capital Stock -- Preferred Stock." None of the selling stockholders has had any material relationship with us in the past three years.

         The following table sets forth the names of the selling stockholders, the number of shares of common stock owned beneficially by each of them as of January 29, 2001, calculated in the manner described below, the number of shares which may be offered pursuant to this prospectus and the number of shares and percentage of class to be owned by each selling stockholder after this offering.


         For HFTP Investment L.L.C. the second column lists the number of shares of common stock held, plus the number of shares of common stock, based on its ownership of Series C convertible preferred stock as well as Series B preferred stock and related warrants, that would have been issuable to the selling stockholder as of February 6, 2001 assuming conversion of all Series B and Series C convertible preferred stock and exercise of the warrants issued in connection with the Series B convertible preferred stock held by the selling stockholder on that date, without regard to any limitations on conversions or exercise. Because conversion of the Series B and Series C convertible preferred stock is based on a formula that may depend on the market price of our common stock, the numbers listed in the second column may fluctuate from time to time. The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.


          In accordance with the terms of the registration rights agreement with the holder of the Series C convertible preferred stock, this prospectus covers the resale of at least that number of shares of common stock equal to the product of 2.0 and the number of shares of common stock issuable upon conversion of the Series C convertible preferred stock, determined as if the outstanding Series C convertible preferred stock was converted in full as of the date immediately preceding the filing of the registration statement of which this prospectus is a part. Because of adjustments at the reset dates, at maturity or upon dilutive issuances, the number of shares that will actually be issued upon conversion of the Series C convertible preferred stock may be more or less than the 2,142,298 shares being offered by this prospectus for the holder of the Series C convertible preferred stock.

          The fourth column assumes the sale of all of the shares offered by the selling stockholder pursuant to this prospectus.

         Under the certificate of amendment for the Series C convertible preferred stock, the holder is prohibited from converting the Series C or Series B convertible preferred stock, or from exercising the warrants issued in connection with the Series B convertible preferred stock, in some circumstances. For more information about this limitation, please see "--Description of Capital Stock--Series C Convertible Preferred Stock--Limitations on Conversion." The number of shares in the second column and fourth column and the percentage in the fifth column for HFTP does not reflect this limitation.

         The selling stockholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

         The 320,760 shares of common stock currently outstanding which are being offered by the selling stockholders other than HFTP under this prospectus are part of the 1,800,000 shares of common stock issued as consideration for our acquisition of Lamar Signal Processing, Ltd.


         The "Shares Beneficially Owned After the Offering" column assumes the sale of all shares offered. The "Percentage of Class" column is based on 14,759,087 shares of common stock outstanding as of February 6, 2001.


                                                                                  Shares
                                        Shares                                 Beneficially
                                     Beneficially          Shares Offered          Owned
                                    Owned Prior To            By This              After            Percentage
         Selling Stockholder         The Offering            Prospectus        The Offering          Of Class
         -------------------        --------------         ---------------     -------------        -----------
HFTP Investment L.L.C.(1)              3,906,389            2,142,298            2,876,213              21.2

Ventnor LLC (2)                           92,835               61,890               30,945                *

Cherry Hill LLC (3)                      144,738               96,492               48,246                *

Marla LLC (4)                            144,663               96,442               48,221                *

Knighthawk Investment LLC (5)             98,904               65,936               32,968                *

----------------
*        Represents less than 1%.

(1) In addition to the 1,089,176 shares issuable as of February 6, 2001 upon conversion of the Series C preferred stock, includes up to 2,580,703 shares of common stock issuable upon conversion of the Series B convertible preferred stock and exercise of related warrants held of record by HFTP Investment LLC, without regard to any limitations on conversions or exercises. Promethean Asset Management, LLC, a New York limited liability company, serves as investment manager to HFTP Investment L.L.C. and may be deemed to share beneficial ownership of the shares beneficially owned by HFTP by reason of shared power to vote and to dispose of the shares beneficially owned by HFTP. Promethean disclaims beneficial ownership of the shares beneficially owned by HFTP. Mr. James
     F. O'Brien, Jr. indirectly controls Promethean. Mr. O'Brien disclaims beneficial ownership of the shares beneficially owned by Promethean and HFTP. HFTP is not a registered broker-dealer. HFTP, however, is under common control with, therefore an affiliate of Promethean Capital Group LLC which is a registered broker-dealer.

(2) Includes 30,945 shares of common stock subject to trading restrictions that expire on May 5, 2001. The natural person having the ultimate voting power over the ordinary shares owned by Ventnor LLC is Fred Knoll.

(3) Includes 48,246 shares of common stock subject to trading restrictions that expire on May 5, 2001. The natural person having the ultimate voting power over the ordinary shares owned by Cherry Hill LLC is Fred Knoll.

(4) Includes 48,221 shares of common stock subject to trading restrictions that expire on May 5, 2001. The natural person having the ultimate voting power over the ordinary shares owned by Marla LLC is Fred Knoll.

(5) Includes 32,968 shares of common stock subject to trading restrictions that expire on May 5, 2001. The natural person having the ultimate voting power over the ordinary shares owned by Knighthawk Investment LLC is Fred Knoll.

                         DESCRIPTION OF CAPITAL STOCK


         As of February 6, 2001 our authorized capital stock totaled 40,000,000 shares, consisting of:

          (1) 35,000,000 shares of common stock, par value $.50 per share, of which 14,759,087 shares were issued and outstanding; and

          (2) 5,000,000 shares of preferred stock, par value $.01 per share, of which

               (a) 25,000 shares were designated Series A junior participating preferred stock, none of which were issued and outstanding,

               (b) 1,500 shares were designated as Series B convertible preferred stock, of which 348 shares were issued and outstanding,

               (c) 1,000 shares were designated Series C preferred stock, of which 750 shares were issued and outstanding and

               (d) 4,973,500 shares of preferred stock which have not been designated.

         Of the 14,759,087 shares of common stock outstanding on February 6, 2001, this amount does not include 5,243,125 shares of common stock reserved for issuance upon exercise of options granted under our 1991 Performance Equity Plan and 1998 Stock Plan.


Common Stock

         The holders of our common stock are entitled to one vote per share on all matters to be voted on by shareholders and are entitled to receive dividends when declared by our board of directors, at their discretion, from legally available funds. The holders of our common stock are not entitled to preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock.

         Upon liquidation or dissolution, the holders of our common stock are entitled to receive all assets available for distribution to shareholders, subject to the preferential rights of the holders of Series B and Series C convertible preferred stock and any other series of preferred stock that may be then outstanding.

Preferred Stock

         Shares of preferred stock are issuable in one or more series at the time or times and for the consideration as our board of directors may determine. All shares of each series of preferred stock shall be equal in rank and identical in all respects. Authority is expressly granted to our board of directors to fix from time to time, by resolution or resolutions providing for

          o the establishment and/or issuance of any series of preferred stock,

          o    the designation of any series of preferred stock,

          o the powers, preferences and rights of the shares of that series, and

          o the qualifications, limitations or restrictions of the preferred stock.

         We currently have designated three series of preferred stock. Each series of preferred stock is summarized below. While we have no present intention to issue shares of any additional series of preferred stock, any such issuance could dilute the equity of the outstanding shares of common stock and could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. In addition, any newly issued preferred stock may have other rights, including economic rights senior to the common stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the common stock.

         Series A Junior Participating Preferred Stock

         Under our Shareholder Rights Plan, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of common stock outstanding as of the close of business on May 7, 1999. Each purchase right entitles the holder to purchase one-thousandth of a share of our Series A junior participating preferred stock, par value $0.01 per share, at an exercise price of $50. These purchase rights will not be exercisable unless a person or group acquires, or announces the intent to acquire, beneficial ownership of 20% or more of our common stock.

         Each share of Series A junior participating preferred stock shall entitle the holder to 1,000 votes on all matters submitted to a vote of our stockholders.

         Subject to the rights of the holders of any series of preferred stock ranking senior to the Series A junior participating preferred stock with respect to dividends, each holder of a share of Series A junior participating preferred stock, in preference to the holders of shares of common stock, will be entitled to a dividend equal to one thousand times any dividend declared per share of common stock.

         Upon our liquidation or dissolution, holders of Series A junior participating preferred stock are entitled to

               (1) $1,000 per share, plus accrued and unpaid dividends and distributions, or an aggregate amount per share (subject to adjustment) equal to 1,000 times the aggregate amount to be distributed per share to holders of common stock, before we make any distributions to the holders of stock ranking junior to the Series A junior participating preferred stock, or

               (2) pro rata distributions in proportion to the total amounts to which all holders of stock ranking in parity with the Series A junior participating preferred stock are entitled before we make any distributions to those other holders.

         In the case of any consolidation, merger, combination or other transaction in which shares of common stock are exchanged, each share of Series A junior participating preferred stock shall be similarly exchanged into an amount per share equal to 1,000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which each share of common stock is exchanged.

         The Series A junior participating preferred stock ranks, with respect to the payment of dividends and the distribution of assets, junior to all series of any other class of preferred stock. Whenever dividends or distributions payable on the Series A junior participating preferred stock are in arrears, we cannot, until all accrued and unpaid dividends and distributions, whether or not declared, on the Series A junior participating preferred stock outstanding have been paid:

               o declare or pay dividends, or make any other distributions, on any stock ranking junior to the Series A junior participating preferred stock;

               o declare or pay dividends, or make any other distributions, on any stock ranking on a parity with the Series A junior participating preferred stock, except dividends paid ratably on the Series A junior participating preferred stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

               o redeem or purchase or otherwise acquire any stock ranking junior to the Series A junior participating preferred stock, provided that we may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for any of our stock ranking junior to the Series A junior participating preferred stock; or

               o redeem or purchase or otherwise acquire any Series A junior participating preferred stock, or any shares of stock ranking on a parity with the Series A junior participating preferred stock, except in accordance with a purchase offer made in writing or by publication to all holders of such shares upon such terms as the board of directors shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

         The shares of Series A junior participating preferred stock are also subject to antidilution provisions which are triggered in the event of stock splits, recapitalizations, or other dilutive transactions. The Series A junior participating preferred stock is not redeemable.

         Series B Convertible Preferred Stock


         As of February 6, 2001, we had outstanding 348 shares of Series B convertible preferred stock.

         The holders of the Series B convertible preferred stock are not entitled to receive dividends. However, the holders are entitled to receive an additional amount in cash or shares of common stock, at our option, upon conversion of their Series B convertible preferred stock. The additional amount is calculated based on an annual premium of 4% on the $10,000 per share value of the Series B convertible preferred stock.

         Each share of Series B convertible preferred stock is convertible into shares of our common stock. The number of shares of common stock into which a share may be converted, or the conversion rate, is equal to $10,000 divided by the conversion price of the Series B convertible preferred stock. The conversion price is variable and, at the time of conversion, will be equal to the average of the two lowest closing bid prices of our common stock during the 15 consecutive trading days immediately preceding conversion. However, the conversion price cannot exceed $8.775. There is no minimum conversion price, but the number of shares that may be converted at any one time is limited. For more information about these limitations, see "--Series C Convertible Preferred Stock--Limitations on Conversion."

         The holder of the Series B convertible preferred stock has the right to require us to redeem all or a portion of its shares upon the announcement of a major transaction or the happening of a triggering event. Major transactions include a merger, consolidation, tender offer or sale of substantially all our assets. Triggering events include a default under our registration obligations with respect to the Series B convertible preferred stock, the delisting of our common stock and a default with respect to our conversion obligations, among other things.

         The redemption price upon the happening of these events would be equal to the greater of $12,000 plus 120% of any additional amounts described above, and

          o in the case of a major transaction, the product of the conversion rate in effect for the Series B convertible preferred stock multiplied by the closing bid price on the date of the public announcement of the transaction;

          o in the case of a triggering event, the product of the conversion rate in effect for the Series B convertible preferred stock multiplied by the closing bid price immediately before the triggering event or on the date of the holder's redemption notice.

We may also be subject to penalty payments upon the happening of events excluded from the definition of triggering events or resulting from a default in our redemption obligations.

         Any unconverted Series B convertible preferred shares that remain outstanding on June 18, 2004, will automatically convert into common stock. We have reserved 4,916,630 shares of common stock for issuance upon conversion of the shares of the Series B convertible preferred stock.

         The following table illustrates the varying amounts of shares of common stock issuable upon conversion of all 348 shares of Series B convertible preferred stock at the indicated conversion prices (without regard to any limitations on conversion) and assuming that the 4% additional amount is paid in cash:

                   Number of Shares of Common Stock    Percentage of Outstanding
Conversion Price     Issuable Upon Conversion(1)           Common Stock(2)
      $1.00                3,480,000                            19.1
      $2.00                1,740,000                            10.5
      $3.00                1,160,000                             7.3
      $4.00                  870,000                             5.6
      $5.00                  696,000                             4.5
      $6.00                  580,000                             3.8
      $7.00                  497,143                             3.3
      $8.00                  435,000                             2.9

(1) The Series B holder is prohibited from converting the Series C or Series B convertible preferred stock, or from exercising the warrants issued in connection with the Series B convertible preferred stock, in some circumstances. For more information about this limitation, please see "--Series C Convertible Preferred Stock--Limitations on Conversion."

(2) Based on 14,759,087 shares of common stock outstanding as of February 6, 2001.


         Series C Convertible Preferred Stock

         The following is a summary of the material terms of the Series C convertible preferred stock. The underlying documents for the Series C convertible preferred stock are a securities purchase agreement, registration rights agreement and a certificate of amendment, all filed as exhibits to our Form 8-K dated October 12, 2000.

The closings

         The purchase and sale of our Series C convertible preferred stock consisted of one closing with, if necessary, up to two additional closings to follow in the event the holder of the Series C convertible preferred stock exercises its option to purchase additional shares, as described below. At the initial closing of the transaction on October 10, 2000, the holder of the Series C convertible preferred stock purchased from us an aggregate of 750 shares of Series C convertible preferred stock for total gross proceeds to us of $7,500,000. The initial closing was subject to customary closing conditions.

         During the period beginning on October 10, 2000, the initial closing date, and ending on April 11, 2002, the holder of the Series C convertible preferred stock, on not more than two occasions, may purchase from us up to an additional 250 shares of the Series C convertible preferred stock for up to an additional $2,500,000. The conditions to the additional closings include

     o that our representations in the transaction documents are true and correct as of the date of the additional closing,


     o    our common stock is listed with The American Stock Exchange,

     o we deliver all required certificates, opinions, and documents required under the securities purchase agreement, and


     o satisfaction of other terms and conditions, all as more fully set forth in the securities purchase agreement.

          We are using the proceeds from the offering of the Series C convertible preferred stock, including the initial closing and any additional closing, for working capital and general corporate purposes, including the expansion of our sales and marketing capabilities for the commercialization of our anti-noise products and the expansion of our research and development activities.

General terms of the Series C convertible preferred stock

         The holders of our Series C convertible preferred stock have no voting rights other than provided by law, except to the extent such holders own shares of common stock. The holders of the Series C convertible preferred stock are not entitled to receive dividends. However, the holders are entitled to receive an additional amount in cash or shares of common stock, at our option, upon conversion of their Series C convertible preferred stock. The additional amount is calculated based on an annual premium of 5% on the $10,000 per share value of the Series C convertible preferred stock.

         In the event of our liquidation or dissolution, the holders of the Series C convertible preferred stock shall be entitled to receive in cash out of our assets an amount per share of equal to $10,000 plus the additional amount described above. The holders of Series C convertible preferred stock will receive these amounts in preference to our common stock and any other junior class of our capital stock, including the Series A junior participating preferred stock.

Conversion

         Each share of Series C convertible preferred stock is convertible into shares of our common stock. The number of shares of common stock into which a share may be converted, or the conversion rate, is equal to $10,000 divided by the conversion price of the Series C convertible preferred stock. The conversion price is initially equal to $7.0565 for the first nine months after the initial issuance date. After the first nine months, the conversion price may be adjusted downward at reset dates, which occur every six months. The reset would be to the average of the two lowest closing bid prices of the common stock during the five consecutive trading days immediately preceding the six-month reset dates if that average is less than the then applicable conversion price. There is no minimum conversion price, but the number of shares that may be converted at any one time is limited. For more information about these limitations, see "--Limitations on Conversion." The applicable conversion price during all time periods is subject to adjustment, as provided in the certificate of amendment setting forth the rights, privileges and preferences of the Series C convertible preferred stock.

         Any outstanding shares of Series C convertible preferred stock will convert automatically into common stock at the conversion price in effect on the maturity date of the Series C convertible preferred stock. The maturity date is initially the two-year anniversary of issuance, but may be extended under circumstances set forth in the certificate of amendment. For the period beginning on the two-year anniversary and ending on the maturity of the Series C convertible preferred stock, the applicable conversion price shall be the least of

          o    the then applicable conversion price,

          o the average of the two lowest closing bid prices of the common stock during the 15 consecutive trading days immediately preceding the two-year anniversary, and

          o    the closing bid price on the date of conversion.

         The following table illustrates the varying amounts of shares of common stock that would be issuable upon conversion of all outstanding 750 shares of Series C convertible preferred stock at the indicated conversion prices (without regard to any limitations on conversion) and assuming that the 5% additional amount is paid in cash:

                    Number of Shares of Common Stock  Percentage of Outstanding
Conversion Price      Issuable Upon Conversion(1)            Common Stock(2)
      $1.00                 7,500,000                            33.7
      $2.00                 3,750,000                            20.3
      $3.00                 2,500,000                            14.5
      $4.00                 1,875,000                            11.3
      $5.00                 1,500,000                             9.2
      $6.00                 1,250,000                             7.8
      $7.00                 1,071,429                             6.8


(1) The Series C holder is prohibited from converting the Series C or Series B convertible preferred stock, or from exercising the warrants issued in connection with the Series B convertible preferred stock, in some circumstances. For more information about this limitation, please see "--Limitations on Conversion."


(2) Based on 14,759,087 shares of common stock outstanding as of February 6, 2001.


         The following table illustrates the varying amounts of shares of common stock that would be issuable upon conversion of all 348 outstanding shares of Series B convertible preferred stock and all 750 outstanding shares of Series C convertible preferred stock at the indicated conversion prices (without regard to any limitations on conversion) and assuming that all additional amounts are paid in cash:

                     Number of Shares of Common Stock  Percentage of Outstanding
Conversion Price(1)    Issuable Upon Conversion(2)          Common Stock(3)
       $1.00                10,980,000                           42.7
       $2.00                 5,490,000                           27.1
       $3.00                 3,660,000                           19.9
       $4.00                 2,745,000                           15.7
       $5.00                 2,196,000                           13.0
       $6.00                 1,830,000                           11.0
       $7.00                 1,568,572                            9.6


(1) The calculation assumes that the conversion price of the Series B and Series C convertible preferred stock are equal. This could occur at any reset date on which the conversion price for the Series C convertible preferred stock is adjusted down to the Series B convertible preferred stock conversion price. The conversion price of the Series B convertible preferred stock would be the prevailing market price.

(2) The Series B and Series C holder is prohibited from converting the Series C or Series B convertible preferred stock, or from exercising the warrants issued in connection with the Series B convertible preferred stock, in some circumstances. For more information about this limitation, please see "--Limitations on Conversion."


(3) Based on 14,759,087 shares of common stock outstanding as of February 6, 2001.



Redemption

         If we are unable to convert any Series C convertible preferred stock on the two-year anniversary of issuance due to restrictions set forth in the certificate of amendment, we are obligated to redeem the shares that could not be converted due to the restrictions. The redemption price would be an amount in cash per share equal to $10,000 plus any additional amounts owed on the two-year anniversary of the initial issuance date. Additional amounts are calculated based on an annual premium of 5% on the $10,000 per share value of the Series C convertible preferred stock.

         The holder of the Series C convertible preferred stock has the right to require us to redeem all or a portion of its shares upon the announcement of a major transaction or the happening of a triggering event. Major transactions include a merger, consolidation, tender offer or sale of substantially all our assets. A description of triggering events is set forth below under the caption "--Triggering Events."

         The redemption price upon the happening of these events would be equal to the greater of $12,000 plus 120% of any additional amounts described above, and

          o in the case of a major transaction, the product of the conversion rate in effect for the Series C convertible preferred stock multiplied by the closing bid price on the date of the public announcement of the transaction; or

          o in the case of a triggering event, the product of the conversion rate in effect for the Series C convertible preferred stock multiplied by the closing bid price immediately before the triggering event or on the date of the holder's redemption notice.

         We may also be subject to penalty payments upon the happening of events excluded from the definition of triggering events or resulting from a default in our redemption obligations. If we are unable to effect a redemption, the holder is also entitled to void its redemption notice and receive a reset of its conversion price. The conversion price on the Series C convertible preferred stock would be reset to the lesser of

          o the conversion price as in effect on the date the notice is delivered to us and

          o the lowest closing bid price during the period beginning on the date on which the notice of redemption is delivered to us and ending on the date on which the notice is received.

         In addition, we may be obligated to issue a senior secured note in exchange for the Series C convertible preferred stock if we default upon our redemption obligations. The principal amount of the senior secured note would be the redemption price of the Series C convertible preferred stock exchanged. Any senior secured note will have a term of one week, will be senior to any other of the Andrea's indebtedness and will contain other mutually acceptable credit terms.

Triggering events

         A triggering event will occur upon:

               o the failure of the registration statement covering the resale of the conversion shares to be declared effective within 180 days after the initial closing date;

               o the lapse of the effectiveness of the registration statement for ten consecutive trading days or for an aggregate of fifteen trading days per year;

               o the unavailability of the registration statement for the sale of all of the shares of common stock into which the Series C convertible preferred stock is convertible for a period of ten consecutive trading days or an aggregate of fifteen trading days per year;

               o the delisting of our common stock by AMEX for five consecutive trading days or for an aggregate of ten trading days per year;

               o the failure of us or our transfer agent to comply with the conversion obligations of the Series C convertible preferred stock within ten business days after a conversion notice is submitted;

               o our inability to issue conversion shares due to limitations imposed by the requirements of AMEX;

               o our failure to make any excluded redemption event daily payment (as defined in certificate of amendment); and

               o the breach of our representations, warranties, covenants (that are not cured in fewer than ten days) or terms of the transaction documents which would have a material adverse effect (as defined in the certificate of amendment).

Limitations on Conversion


         We are not obligated to issue any shares of common stock upon conversion of the Series B or Series C convertible preferred stock if the issuance would be in excess of 19.99% of the outstanding shares of our common stock. An issuance of 20% or more of our common stock (as determined at the original date of issuance) would breach our obligations under the rules or regulations of the AMEX. This limitation will not apply if we obtain shareholder approval, as required by the AMEX, or obtain a written opinion of counsel that approval is not required.


         The holder of the Series B and Series C convertible preferred stock has limitations on its ability to convert the Series B and Series C convertible preferred stock. The certificate of amendment prohibits the holder from converting if, after giving effect to the conversion, the holder would beneficially own in excess of 4.99% or, over any sixty day period, 9.99% of the outstanding shares of our common stock following such conversion. This calculation excludes the number of shares of common stock which would be issuable upon

          o conversion of the remaining, nonconverted shares of Series B or Series C convertible preferred stock beneficially owned by the holder and its affiliates,

          o conversion of any of our Series B convertible preferred stock or exercise of the warrants issued in connection with the Series B convertible preferred stock beneficially owned by the holders and its affiliates and

          o exercise or conversion of any of the unexercised or unconverted portion of any other of our securities (including, without limitation, any warrants or convertible preferred stock) subject to a limitation on conversion or exercise analogous to this limitation beneficially owned by the holder and its affiliates.

Conversion at our option

         As more fully set forth in the certificate of amendment, after one year we may require that the shares of Series C convertible preferred stock be submitted for conversion. We may only exercise this right if the last reported sale price (as reported by Bloomberg) for our common stock is greater than $17.64125, among other conditions.

Registration of shares

         We are obligated by a registration rights agreement to register the common stock issuable upon conversion of the Series C convertible preferred stock. We are required by this agreement to initially register with the Commission the resale of at least the number of shares of common stock equal to the product of

          (a)  2.0 and

          (b) the number of initial registrable securities (without regard to any limitation on conversion).

         We are also required by the registration rights agreement to initially register with the Commission the resale of at least the number of shares of common stock equal to the product of

          (a)  2.0 and

          (b) the number of additional registrable securities (without regard to any limitation on conversion) as of the date immediately preceding the date the registration statement is initially filed.


         We have agreed to use our best efforts to file the registration statement with respect to the initial shares of Series C convertible preferred stock as soon as possible but no later than 60 days after the initial closing date, the initial filing deadline, and have the registration statement declared effective by the Commission no later than 120 days after the initial closing, the initial effectiveness deadline. If the holder elects to purchase additional shares of Series C convertible preferred stock, we have agreed to use our best efforts to file the registration statement with respect to the additional shares of Series C convertible preferred stock as soon as possible but no later than 30 days after the additional closing date and have the registration statement declared effective by the Commission no later than 120 days after the additional closing.


         If we are unable to have the registration statement filed or declared effective in the time required, we shall pay to each holder of registrable securities an amount in cash per registrable security held equal to the product of

          (a)  $10,000 multiplied by

          (b)  the sum of

               (1) .01, if the registration statement is not filed by the initial filing deadline described above, plus

               (2) .01, if the registration statement is not declared effective by the initial effectiveness deadline described above, plus

               (3)  the product of

                    (i)  .0005 multiplied by

                    (ii) the sum of

                         (x) the number of days after the scheduled filing date that such registration statement is not filed with the Commission, plus

                         (y) the number of days after the scheduled effective date that the registration statement is not declared effective by the Commission, plus

                         (z) the number of days that sales cannot be made pursuant to the registration statement after the registration statement has been declared effective by the Commission (excluding days during any allowable grace period set forth in the registration rights agreement).

         We have agreed to indemnify the holders of registrable securities against liabilities under the Securities Act in connection with the registration of the common stock issuable upon conversion of the Series C convertible preferred stock. To the extent any indemnification is prohibited or limited by law, we have agreed to make the maximum contribution with respect to any amounts for which we would otherwise be liable under the registration rights agreement to the fullest extent permitted by law. The holders will similarly indemnify us.

Other terms

         The transaction documents relating to the Series C convertible preferred stock contain other representations, warranties, agreements and indemnification obligations of Andrea. The operative agreements

          o contain a right of first refusal in favor of the investors which applies to certain of our private equity financings for one year after the initial closing,

          o restrict our ability to redeem, pay any cash dividends and make certain distributions on our common stock,

          o    limit our ability to issue any senior preferred stock, and

          o prohibit us from entering into certain related party transactions except as set forth in the securities purchase agreement.

         The shares of Series C convertible preferred stock are also subject to antidilution provisions which are triggered in the event of certain stock splits, recapitalizations, or other dilutive transactions, as well as issuances of common stock at a price below the conversion price in effect, or the issuance of warrants, options, rights, or convertible securities which have an exercise price or conversion price less than the conversion price, other than for certain previously outstanding securities and certain "excluded securities" (as defined in the certificate of amendment). In the event that we issue securities in the future which have a conversion price or exercise price which varies with the market price and the terms of such variable price are more favorable than the conversion price in the Series C convertible preferred stock, the purchasers may elect to substitute the more favorable variable price when making conversions of the Series C convertible preferred stock.

Placement agent compensation

         We and the purchaser each acknowledges that it has not engaged any placement agent in connection with the sale of the Series C convertible preferred stock.

Use of proceeds

         The net proceeds of the Series C convertible preferred stock received by us will be used for working capital and general corporate purposes, including the expansion of our sales and marketing capabilities for the commercialization of our anti-noise products and the expansion of our research and development activities. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

Interests of certain persons

         None of the investors in the Series C convertible preferred stock transactions is a director, executive officer or five percent or greater shareholder of us or is our affiliate.

                          NEW YORK ANTI-TAKEOVER LAW

         We are also subject to provisions of the New York Business Corporation Law which relate to certain business combinations with an "interested shareholder" and prohibit any person from making a takeover bid for a New York corporation unless certain prescribed disclosure requirements are satisfied.

         Section 912 of the NYBCL provides, with certain exceptions, that a New York corporation may not engage in a "business combination," such as a merger, consolidation, recapitalization or disposition of stock, with any "interested shareholder" for a period of five years from the date that such persons first became an interested shareholder unless:

          (a) the transaction resulting in a person becoming an interested shareholder, or the business combination, was approved by the board of directors of the corporation prior to that person becoming an interested shareholder,

          (b) the business combination is approved by the holders of a majority of the outstanding voting stock not beneficially owned by such interested shareholder, or

          (c) the business combination meets certain valuation requirements for the stock of the New York corporation.

          An "interested shareholder" is defined as any person that

          (x) is the beneficial owner of 20% or more of the outstanding voting stock of a New York corporation or

          (y) is an affiliate or associate of the corporation that at any time during the prior five years was the beneficial owner, directly or indirectly, of 20% or more of the corporation's then outstanding voting stock.

         The provisions of Section 912 of the NYBCL apply if and for so long as a New York corporation has a class of securities registered under Section 12 of the Exchange Act, at least 25% of its total employees are employed primarily within New York, or at least 250 employees are so employed and at least 10% of our voting stock is owned beneficially by residents of the State of New York. We expect to continue to meet one or more of these tests and, accordingly, to be subject to Section 912 of the NYBCL. Article 16 of the NYBCL provides that persons seeking to make takeover bids comply with certain registration and disclosure requirements .

                             PLAN OF DISTRIBUTION

         We are registering the shares of common stock issuable upon conversion of the Series C convertible preferred stock and the 320,760 shares issued as consideration for our acquisition of Lamar to permit the resale of the shares of common stock by the holders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

         The selling stockholders may sell all or a portion of the common stock beneficially owned by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent's commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

          o on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,
          o    in the over-the-counter market,
          o in transactions otherwise than on these exchanges or systems or in the over-the-counter market,
          o through the writing of options, whether such options are listed on an options exchange or otherwise, or
          o    through short sales.

         If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions, provided that the short sale is made after the registration statement is declared effective and a copy of this prospectus is delivered in connection with the short sale. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

         The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to the prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of the prospectus.

         The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

         Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

         There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

         The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the Exchange Act's rules and regulations, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

         We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement estimated to be $50,000 in total, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the selling stockholder will pay all underwriting discounts and selling commissions, if any.

         In connection with sales made pursuant to this prospectus, we will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement or the selling stockholder will be entitled to contribution. We will be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholders for use in this prospectus or we will be entitled to contribution.

         Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

         HFTP, one of the selling stockholders, has advised us that it purchased the Series C convertible preferred stock in the ordinary course of its business and, at the time HFTP purchased the Series C convertible preferred stock, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.

                                  MANAGEMENT

         The directors and key executive officers of Andrea are as follows:

Name                           Title

John N. Andrea                 Co-Chairman and Co-Chief Executive Officer
Douglas J. Andrea              Co-Chairman and Co-Chief Executive Officer
Christopher P. Sauvigne        President and Chief Operating Officer, Director
Richard A.. Maue               Chief Financial Officer, Secretary and Treasurer
Gary A. Jones                  Director
Scott Koondel                  Director
Jack Lahav                     Director
John R. Larkin                 Director
Paul M. Morris                 Director

         John N. Andrea, age 42, has been Co-Chairman and Co-Chief Executive Officer since November 1998 and a Director of Andrea since 1992. He served as Co-President of Andrea from November 1992 to November 1998, as Executive Vice President of Andrea from January 1992 to November 1992, and as Sales & Marketing Director from September 1991 to November 1992. Mr. Andrea is the son of Frank A.D. Andrea, Jr. and the brother of Douglas J. Andrea.

         Douglas J. Andrea, age 37, has been Co-Chairman and Co-Chief Executive Officer since November 1998 and a Director of Andrea since 1991. He served as Co-President of Andrea from November 1992 to November 1998, as Vice President - Engineering of Andrea from December 1991 to November 1992, and as Secretary of Andrea from 1989 to January 1993. Mr. Andrea is the son of Frank A.D. Andrea, Jr. and the brother of John N. Andrea.

         Christopher P. Sauvigne, age 40, has been President and Chief Operating Officer of Andrea since November 1998, and has been a Director . From 1982 until joining Andrea in November 1998, Mr. Sauvigne was employed by Arthur Andersen LLP, where he served in various capacities, the last of which was as Partner.

         Richard A. Maue, age 30, has been Chief Financial Officer of Andrea since November 1999, Secretary since June 1997, and Treasurer since May 1997. From May 1997 to November 1999, he served as Controller. From 1992 to 1997, Mr. Maue was part of the Audit and Business Advisory division at Arthur Andersen LLP. Mr. Maue has a Bachelor of Science degree in Accounting from Villanova University. He is a Certified Public Accountant, a member of the American Institute of Certified Public Accountants and a member of the New York State Society of Certified Public Accountants

         Gary A. Jones, age 54, has been a Director of Andrea since April 1996. He has served as President of Digital Technologies, Inc. since 1994 and was Chief Engineer, Allied Signal Ocean Systems from 1987 to 1994. In March 1998, Mr. Jones became Managing Director of Andrea Digital Technologies, Inc.

         Scott Koondel, age 36, has been a Director of Andrea since April 1995. He has been the Eastern Manager, Off-Network Television, Paramount Pictures, a subsidiary of Viacom International since June 1993, and was the National Sales Manager for WPIX-TV, a division of Tribune Broadcasting, from June 1990 to June 1993.

         Jack Lahav, age 52, has been a Director of Andrea since November 1998. He co-founded Lamar Signal Processing Ltd., a subsidiary of Andrea that was acquired in May 1998. Since August 1996, he has been the President of Advanced Technology Inc., a manufacturer of robotic routing equipment used in manufacturing printed circuit boards for advanced semiconductors, and from 1990 to 1996, was a Director of Vocaltec Communications Ltd., an Israeli Internet telephony software company. In 1980, he founded Remarkable Products, Inc., a direct mail company, and served as its President until the company was sold by him in 1993.

         John R. Larkin, age 56, has been a Managing Director of Shields/Alliance, a division of Alliance Capital Management LP, a global asset management company, since 1994. He joined Shields Asset Management Inc., the predecessor of Shields/Alliance, in 1986 and held various positions at that company, the last of which was Managing Director, until that company was sold by Xerox Corporation to Alliance Capital Management in 1994. Prior to 1986, Mr. Larkin was a Principal of Smilen & Safian Inc., a New York-based economic consulting firm, and a Director and Member of the Investment Committee of the Sector Investment Fund, a publicly held mutual fund. Mr. Larkin has over 25 years experience in the investment management community in both investment and marketing capacities.

         Paul M. Morris, age 38, has been a Director of Andrea since 1992. He has been a Senior Managing Director at Schroder Capital Management since December 1996. From July 1995 to December 1996, he was a Partner at Weiss, Peck & Greer, and from 1987 to June 1995 he was employed by Union Bank of Switzerland, where his last position was Managing Director - Equities.

         The board is served by an Audit Committee, a Compensation Committee and a Nominating Committee. The Audit Committee is comprised of Messrs. Jones, Lahav and Morris. The Compensation Committee is comprised of Messrs. Koondel, Larkin and Morris. The Nominating Committee is comprised of Messrs. Koondel, Larkin and Morris.

Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth certain information as of April 21, 2000 with respect to the stock ownership of

          (a) those persons or groups who beneficially own more than 5% of Andrea's common stock,
          (b)  each director and director-nominee of Andrea,
          (c) each executive officer named in the Summary Compensation Table and
          (d)  all directors and executive officers of Andrea as a group.


         The total number of shares of common stock outstanding on February 6, 2001 was 14,759,087.

                             Amount And Nature Of
                             Beneficial Ownership

                                            Number              Percent
Name of Beneficial Owner (1)              of Shares             of Class
------------------------                  ---------             --------
Camille Andrea Casling (2)                  753,507                 5.2%
Frank A. D. Andrea, Jr.(2)                  514,800  (3)            3.5%
ANC-I Limited Partnership(2)                247,000                 1.7%
Douglas J. Andrea (2)                       588,588  (4)            4.0%
John N. Andrea (2)                          427,742  (5)            2.9%
Christopher P. Sauvigne                     176,250  (6)            1.2%
Patrick D. Pilch                            155,900  (7)            1.0%
Richard A. Maue                              80,750  (8)            *
Paul M. Morris                               19,750  (9)            *
Christopher Dorney                           22,500  (10)           *
Scott Koondel                                28,750  (11)           *
Gary A. Jones                                28,750  (12)           *
Jack Lahav                                        -                 -
John R. Larkin                               29,250  (13)           *
Directors and  Executive  Officers        2,073,030  (14)          14.3%
as a group (11 persons)

-------------
*Less than 1%

(1) Beneficial ownership is determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934. The information concerning the shareholders is based upon information furnished to Andrea by such shareholders. Except as otherwise indicated, all of the shares next to each identified person or group are owned of record and beneficially by such person or each person within such group and such persons have sole voting and investment power with respect thereto.

(2) Camille Andrea Casling is a sister of Frank A.D. Andrea, Jr., Chairman Emeritus of Andrea. Mary Louise Andrea is the spouse of Frank A.D. Andrea,
Jr. Douglas J. Andrea and John N. Andrea, Co-Chairman and Co-Chief Executive Officers, are the sons of Frank A.D. Andrea, Jr. and Mary Louise Andrea. ANC-I Limited Partnership is a Delaware limited partnership, of which the General Partners are Frank A. D. Andrea, Jr. and Mary Louise Andrea. John N. Andrea and Douglas J. Andrea are limited partners of this partnership. The address of each of these individuals and the ANC-I Limited Partnership is c/o Andrea Electronics Corporation, 45 Melville Park Road, Melville, New York 11747.

(3)  Includes
     (a) 148,086 shares owned directly by Frank A.D. Andrea, Jr. and Mary Louise Andrea, his spouse,
     (b) 67,714 shares owned by a son of Mr. and Mrs. Andrea, beneficial ownership of which is disclaimed by Mr. and Mrs. Andrea,
     (c) 199,000 of the 247,000 shares owned by ANC-I Limited Partnership, and
     (d) 100,000 shares issuable upon the exercise of options which are currently exercisable and exercisable within 60 days from the date hereof.

(4)   Includes
     (a) 54,088 shares owned directly by Douglas J. Andrea and Mr. Andrea's spouse,
     (b)  12,000 of the 247,000 shares owned by ANC-I Limited Partnership, and
     (c) 522,500 shares issuable upon the exercise of options which are currently exercisable and exercisable within 60 days from the date hereof.
         Does not include 287,500 shares issuable upon exercise of options that are not currently exercisable or exercisable within 60 days from the date hereof.

(5)  Includes

     (a)  438 shares owned directly by John N. Andrea and Mr. Andrea's spouse,
     (b)  39,804 shares owned by Mr. Andrea's minor children, and
     (c) 387,500 shares issuable upon the exercise of options which are currently exercisable and exercisable within 60 days from the date hereof.
         Does not include 287,500 shares issuable upon exercise of options that are not currently exercisable or exercisable within 60 days from the date hereof.

(6)  Includes
     (a)  20,000 shares owned directly by Christopher P. Sauvigne and
     (b) 156,250 shares issuable upon the exercise of options which are currently exercisable and exercisable within 60 days from the date hereof.
         Does not include 343,750 shares issuable upon the exercise of options that are not currently exercisable or exercisable within 60 days from the date hereof.

(7)  Includes
     (a)  1,150 shares owned by Patrick D. Pilch's minor children and
     (b) 154,750 shares issuable upon the exercise of options that are currently exercisable and exercisable within 60 days from the date hereof.
         Does not include 91,250 shares issuable upon exercise of options that are not currently exercisable or exercisable within 60 days from the date hereof.

(8)  Includes
     (a)  2,000 shares owned directly by Richard A. Maue and
     (b) 78,750 shares issuable upon the exercise of options which are currently exercisable and exercisable within 60 days from the date hereof.
         Does not include 113,750 shares issuable upon the exercise of options that are not currently exercisable or exercisable within 60 days from the date hereof.

(9)  Includes
     (a)  1,000 shares owned directly by Paul M. Morris, and
     (b) 18,750 shares issuable upon the exercise of options which are currently exercisable and exercisable within 60 days from the date hereof.
         Does not include 41,250 shares issuable upon exercise of options that are not currently exercisable or exercisable within 60 days from the date hereof.

(10) Includes 22,500 shares issuable upon the exercise of options that are currently exercisable and exercisable within 60 days from the date hereof. Does not include 12,500 shares issuable upon exercise of options that are not currently exercisable or exercisable within 60 days from the date hereof.

(11) Includes 28,750 shares issuable upon the exercise of options that are currently exercisable and exercisable within 60 days from the date hereof. Does not include 41,250 shares issuable upon exercise of options that are not currently exercisable or exercisable within 60 days from the date hereof.

(12) Includes 28,750 shares issuable upon the exercise of options which are currently exercisable and exercisable within 60 days from the date hereof. Does not include 31,250 shares issuable upon exercise of options that are not currently exercisable or exercisable within 60 days from the date hereof.

(13) Includes
     (a)  23,000 shares owned directly by John R. Larkin, and
     (b) 6,250 shares issuable upon the exercise of options which are currently exercisable and exercisable within 60 days from the date hereof.
         Does not include 28,750 shares issuable upon exercise of options that are not currently exercisable or exercisable within 60 days from the date hereof.

(14) Includes the shares directly owned and the shares issuable upon the exercise of the options, which are currently exercisable and exercisable within 60 days from the date hereof, discussed in notes (3) through (10) above.

Executive Compensation

         The following table sets forth information for the last three fiscal years relating to compensation earned by the Co-Chief Executive Officers and the other most highly compensated executive officers who received salary and bonuses over $100,000 during the year ended December 31, 1999.

             Name and Principal Position    Year      Salary ($)        Bonus ($)     Stock Options (#)
             ---------------------------    ----      ----------        ---------     -----------------

John N. Andrea, Co-Chairman and
        Co-Chief Executive Officer          1999       208,505          150,000 (1)       150,000
                                            1998       203,846          150,000           150,000
                                            1997       175,000           75,000           150,000

Douglas J. Andrea, Co-Chairman and
         Co-Chief Executive Officer         1999       208,505          150,000 (1)       150,000
                                            1998       203,846          150,000           150,000
                                            1997       175,000           79,000           150,000

Christopher P. Sauvigne, President and
         Chief Operating Officer            1999       208,409           75,000 (1)       125,000
                                            1998 (2)    19,230           16,849 (1)       250,000

Patrick D. Pilch, Executive Vice President
         and Chief Financial Officer        1999 (3)   181,515            3,366            75,000
                                            1998       178,365          150,000            75,000
                                            1997       152,503           50,000           100,000

    Richard A. Maue, Vice President, Controller,
         Treasurer  and Corporate Secretary 1999 (4)    93,815           27,115            25,000

--------------

(1) Total bonus received by each of John N. Andrea, Douglas J. Andrea, and Christopher P. Sauvigne was the minimum bonus payment pursuant to his employment agreement. See "Employment Agreements and Change in Control Arrangements."

(2) Christopher P. Sauvigne joined Andrea on November 20, 1998.

(3) Patrick D. Pilch served as Executive Vice President and Chief Financial Officer until November 4, 1999. From November 4, 1999, has Mr. Pilch served as Andrea's Senior Vice President of Strategy.

(4) Richard A. Maue joined Andrea in April 1997 and served as Vice President, Controller, Treasurer and Secretary until November 4, 1999. From November 4, 1999, Mr. Maue has served as Andrea's Senior Vice President, Chief Financial Officer, Treasurer and Secretary.

         We granted stock options covering an aggregate of 525,000 shares of common stock during year 1999 to the named executive officers as indicated in the above table.

         The following table summarizes for each of the named executive officers the number of shares covered by options granted during 1999, the percent of total options granted to employees of Andrea in 1999, the exercise price of such options, the expiration date, and the potential realizable value of such options assuming appreciation rates of 5% and 10% per year through the expiration date of such options.

                     Option/SAR Grants in Last Fiscal Year

         Individual Grants
----------------------------------------------------------------------------------
                                                                                               Potential Realizable
                                                     Percentage                                 Value at Assumed
                                        Number of     of total                                  Annual Rates of
                                       securities      options                                    Stock Price
                                       underlying    granted to       Exercise                  Appreciation for
                              Date of    options    employees in      Price      Expiration        Option Term
        Name                   Grant     granted     fiscal year      ($/share)     Date       5% (1)      10%(1)

John N. Andrea               3/22/99    100,000         7%           $6.25       3/22/09       $393,059   $996,089
                             8/17/99     50,000         4%           $5.375      8/17/09       $169,015   $428,318

Douglas J. Andrea            3/22/99    100,000         7%           $6.25       3/22/09       $393,059   $996,089
                             8/17/99     50,000         4%           $5.375      8/17/09       $169,015   $428,318

Christopher P. Sauvigne      3/22/99     75,000         6%           $6.25       3/22/09       $294,794    $747,067
                             8/17/99     50,000         4%           $5.375      8/17/09       $169,015   $428,318

Patrick D. Pilch             3/22/99     50,000         4%           $6.25       3/22/09       $196,530   $498,045
                             8/17/99     25,000         2%           $5.375      8/17/09        $84,508   $214,159

Richard A. Maue              8/17/99     25,000         2%           $5.375      8/17/09        $84,508   $214,159

-------------
(1) The dollar amounts represent certain assumed rates of appreciation. Actual gains, if any, on stock option exercises and common stock holdings are dependent upon future performance of Andrea's common stock and overall stock market conditions. There can be no assurance that the amounts reflected in this table will be realized.

         The following table summarizes for each of the named executive officers the number of shares acquired and value realized upon exercise of options during fiscal 1999 and the aggregate dollar value of in-the-money, unexercised options at December 31, 1999. None of the named executive officers exercised or held any SARs during the year.

              Aggregated Option Exercises in Last Fiscal Year and
                         Fiscal Year End Option Values


                                                      Number of
                                                      Securities
                                                      Underlying                Value of Unexercisable
                                                      Unexercised Options at
                                                      Fiscal Year End           In-the-Money Options
                         Shares                                                 at Fiscal Year End -
                         Acquired     Value Realized  Exercisable/              Exercisable/
Name                     on Exercise                  Unexercisable             Unexercisable (1)

John N. Andrea              -         $     -          212,500/337,500 (2)(7)     $342,100/$432,700

Douglas J. Andrea           -         $     -          362,500/337,500 (3)(7)   $1,393,150/$432,700

Christopher P. Sauvigne     -         $     -           62,500/312,500 (4)(7)          -  /$223,375

Patrick D. Pilch            -         $     -           68,750/181,250 (5)(7)    $115,600 /$245,250

Richard A. Maue             -         $     -           27,500/ 95,000 (6)(7)     $28,900 /$115,600
--------------

(1) Values were based on a closing trade price for Andrea's common stock on December 31, 1999 of $7.687 per share.

(2) John N. Andrea was granted options to purchase: 100,000 shares at a price of $6.00 per share on September 12, 1994; 150,000 shares at a price of $5.375 per share on April 1, 1997; 50,000 shares at a price of $14.625 per share on March 3, 1998; 100,000 shares at a price of $14.125 per share on June 8, 1998; 100,000 shares at a price of $6.25 per share on March 22, 1999; and 50,000 shares at a price of $5.375 per share on August 17, 1999.

(3) Douglas J. Andrea was granted options to purchase: 300,000 shares at $.675 per share on June 26, 1992; 100,000 shares at a price of $6.00 per share on September 12, 1994; 150,000 shares at a price of $5.375 per share on April 1, 1997; 50,000 shares at a price of $14.625 per share on March 3, 1998; 100,000 shares at a price of $14.125 per share on June 8, 1998; 100,000 shares at a price of $6.25 per share on March 22, 1999; and 50,000 shares at a price of $5.375 per share on August 17, 1999.

(4) Christopher P. Sauvigne was granted options to purchase: 250,000 shares at $8.875 per share on November 20, 1998; 75,000 shares at $6.25 per share on March 22, 1999; and 50,000 shares at a price of $5.375 per share on August 17, 1999.

(5) Patrick D. Pilch was granted options to purchase: 100,000 shares at a price of $5.375 per share on April 1, 1997; 25,000 shares at a price of $14.625 per share on March 3, 1998; 50,000 shares at a price of $14.125 per share on June 8, 1998; 50,000 shares at a price of $6.25 per share on March22, 1999; and 25,000 shares at a price of $5.375 per share on August 17, 1999.

(6) Richard A. Maue was granted options to purchase: 50,000 shares at a price of $5.375 per share on April 1, 1997; 10,000 shares at a price of $14.625 per share on March 3, 1998; 25,000 shares at a price of $14.125 per share on June 8, 1998; 25,000 shares at a price of $8.875 on November 20, 1998; and 25,000 shares at a price of $5.375 per share on August 17, 1999.

(7) Of the shares covered by each option granted, none can be purchased during the first year following the grant; 25% can be purchased after the first anniversary of the grant; an additional 25% can be purchased after the second anniversary of the grant; and the remaining 50% can be purchased after the third anniversary.

Employment Agreements and Change in Control Arrangements

         Andrea entered into three-year employment agreements that commenced on March 26, 2000 with John N. Andrea and Douglas J. Andrea, each as Co-Chairman and Co-Chief Executive Officers of Andrea. Under these agreements, the annual base salaries of John N. Andrea and Douglas J. Andrea are $200,000. Each agreement provides for additional short-term incentive compensation in the form of annual cash bonuses based on the achievement of performance goals and which shall not be less than $150,000 per annum, and long-term incentive compensation in the form of cash or equity-based awards.

         Andrea entered into a two-year employment agreement that commenced on March 26, 2000 with Richard A. Maue, as Senior Vice President and Chief Financial Officer of Andrea. The agreement provides an annual base salary of not less than $150,000 per annum, plus additional short-term incentive compensation in the form of annual cash bonuses, based on the achievement of performance goals and which shall not be less than $25,000 per annum, and long-term incentive compensation in the form of cash or equity-based awards.

         Andrea entered into an employment agreement with Christopher P. Sauvigne, as President and Chief Operating Officer of Andrea, that commenced on November 20, 1998 and expires on December 31, 2001. The agreement provides an annual base salary of not less than the greater of

          (a)  $200,000 per annum and
          (b) the higher of the base salaries of the co-chief executive officers of Andrea, plus additional short-term incentive compensation in the form of annual cash bonuses, based on the achievement of performance goals and which shall not be less than $150,000 per annum, and long-term incentive compensation in the form of cash or equity-based awards.

         Under each of the aforementioned agreements, on the occurrence of a change in control (as defined), Andrea shall pay the executive, or in the event of his subsequent death, his beneficiary or beneficiaries, or his estate, as the case may be, a sum equal to the greater of

          (a)  the payments due for the remaining term of the agreement or
          (b)  the product of
               (1)five (in the case of John N. Andrea, Douglas J. Andrea and Christopher P. Sauvigne) and three (in the case of Richard A.
               Maue) multiplied by
               (2) the executive's average annual total compensation for the five (in the case of John N. Andrea, Douglas J. Andrea and Christopher P. Sauvigne) and three (in the case of Richard A.
               Maue) preceding taxable years, or if his employment by Andrea is then less than three years, the executive's average annual compensation during his employment by Andrea.

         In addition, under each of the aforementioned employment agreements, on the occurrence of a change in control, all restrictions on any restricted stock then held by the executive will lapse immediately, incentive stock options and stock appreciation rights then held will become immediately exercisable, and any performance shares or units then held will vest immediately in full, and the executive will be entitled to receive benefits due him under or contributed by Andrea on his behalf pursuant to any retirement, incentive, profit sharing, bonus, performance, disability or other employee benefit plan maintained by Andrea on his behalf to the extent such benefits are not otherwise paid to him under a separate provision of the agreement. If, during the term of the agreement, Andrea terminates the executive's employment other than for cause (as defined in the agreement), or the executive resigns for good reason (as defined in the agreement), Andrea shall pay to him the product of

          (a)  a sum equal to
               (1) the amount of the remaining salary payments that he would have earned if he continued his employment with Andrea during the remaining unexpired term of his employment agreement at his base salary at the date of termination,
               (2) the highest amount of bonus and any other compensation paid to the executive, in any year, during the term of his employment agreement times the remaining number of years of the agreement and any fraction thereof and
               (3) an amount equal to the highest amount of annual contributions that were made on the executive's behalf, in any year, to any employee benefit plans of Andrea during the term of the agreement, multiplied by
          (b) the remaining number of years of the agreement and any fraction thereof.

                                 LEGAL MATTERS

         Legal matters with respect to our common stock being offered hereby have been passed upon for us by our counsel, Brown & Wood LLP, New York, New York.

                                    EXPERTS

         The consolidated financial statements and schedules of Andrea incorporated in this prospectus and registration statement by reference to our annual report on Form 10-K have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing.

         The independent appraisal referred to in Note 2 to the Company's financial statements included in the Company's 1999 Annual Report on Form 10-K which is incorporated herein by reference was performed by Empire Valuation Consultants, Inc., and is referred to herein in reliance upon the authority of said firm as experts in performing such appraisals.

                      WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and periodic reports, proxy statements and other information with the Securities and Exchange Commission using the Commission's EDGAR system. You may inspect these documents and copy information from them at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the regional offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York

10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.

         We have filed a registration statement with the Commission relating to the offering of the common stock. The registration statement contains information which is not included in this prospectus. You may inspect or copy the registration statement at the Commission's public reference facilities or its web site.

         We furnish our stockholders with annual reports containing audited financial statements and with such other periodic reports as we from time to time deem appropriate or as may be required by law.

                            INCORPORATED DOCUMENTS

         We have filed the following documents with the Commission. We are incorporating these documents in this prospectus, and they are a part of this prospectus.

          (1) Our annual report on Form 10-K for the fiscal year ended December 31, 1999;

          (2) Our quarterly reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000;

          (3)  Our current report on Form 8-K dated October 12, 2000; and

          (4) The description of our common stock, par value $.50 per share, contained in

               (a) our registration statement filed under the Exchange Act of 1934, as amended, No. 1-4324, as declared effective on February 28, 1967,

               (b) Article Third of our Restated Certificate of Incorporation filed as Exhibit 3.1 to our current report on Form 8-K dated November 30, 1998 as amended by our certificate of Amendment dated June 10, 1999 filed as Exhibit 3.1 to our current report on Form 8-K dated June 18, 1999 and as subsequently amended by our Certificate of Amendment dated October 5, 2000 filed as Exhibit 3.1 to our Current Report on Form 8-K dated October 12, 2000 and

               (c) any subsequent amendment(s) or report(s) filed for the purpose of updating such description.

         We are also incorporating by reference in this prospectus all documents which we file pursuant to Section 13(a), 13(c), 14 or 15 of the Securities Exchange Act of 1934, as amended after the date of this prospectus. Such documents are incorporated by reference in this prospectus and are a part of this prospectus from the date we file the documents with the Commission.

         If we file with the Commission any document that contains information that is different from the information contained in this prospectus, you may rely only on the most recent information which we have filed with the Commission.

         We will provide a copy of the documents referred to above without charge if you request the information from us. Requests for such copies should be directed to us at our principal executive offices at Andrea Electronics Corporation, 45 Melville Park Road, Melville, New York, 11747, attention:
Secretary or (631) 719-1800.

         You should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized any person to provide you with any different information. If anyone provides you with different or inconsistent information you should not rely on it. The common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus.

         The information in this prospectus may not contain all of the information that may be important to you. You should read the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

         No dealer, salesman, or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering herein contained and, if given or made, such information or representations must not be relied upon as having been authorized by us or the selling stockholders. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation.

         Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in our affairs since the date hereof or that any information contained herein is correct as to any of the time subsequent to its date. However, we have undertaken to amend the registration statement of which this prospectus is a part to reflect any facts or events arising after the effective date thereof which individually or in the aggregate represent a fundamental change in the information set forth in the registration statement. It is anticipated, however, that most updated information will be incorporated herein by reference to our reports filed under the securities exchange act of 1934. See "documents incorporated by reference."

         All dealers effecting transactions in the common stock offered hereby, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               2,463,058 Shares

                        Andrea Electronics Corporation

                                 Common Stock

                             ---------------------
                                  PROSPECTUS
                             ---------------------


                               February 14, 2001

                                    PART II

INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution

Registration Fee - Securities and Exchange Commission                  $  2,163
American Stock Exchange Listing Fee*                                     17,500
Legal Fees and Disbursements*                                            20,000
Accounting Fees and Disbursements*                                       12,000
Legal Fees and Expenses in Connection with Blue Sky Filings*              2,000
Miscellaneous*                                                            5,337
                                                                       --------
Total                                                                  $ 59,000

*Estimated.

Item 15.  Indemnification Of Directors And Officers.

         Section 722 of the Business Corporation Law of the State of New York empowers a New York corporation to indemnify any person made, or threatened to be made, a party to any action or proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that such person, such person's testator or such person's intestate is or was a director or officer of the corporation, or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding or any appeal therein, if such person acted in good faith, for a purpose which such person reasonably believed to be in, or, in the case of services for any other corporation or other enterprise, not opposed to, the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful.


          The termination of any action or proceeding by judgment, settlement, conviction, or upon plea of nolo contendere or its equivalent, does not, of itself, create a presumption that such person did not act in good faith, for a purpose which such person reasonably believed to be in, or, in the case of services for any other corporation or other enterprise not opposed to, the best interests of the corporation, or had reasonable cause to believe that such person's conduct was unlawful.

         In the case of an action by or in the right of the corporation, Section722 empowers a corporation to indemnify any person made or threatened to be made a party to any action in any of the capacities set forth above against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by such person in connection with the defense or settlement of such action or an appeal therein, if such person acted in good faith, for a purpose which such person reasonably believed to be in, or, in the case of services for any other corporation or other enterprise, not opposed to, the best interests of the corporation, except that indemnification is not permitted in respect of

          (1) a threatened action or pending action which is settled or otherwise disposed of or

          (2) any claim, issue, or matter as to which such person is adjudged to be liable to the corporation unless and only to the extent that the court in which such action was brought, or if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

         Section 723 provides that a New York corporation is required to indemnify a person who has been successful, on the merits or otherwise, in the defense of an action described in Section722.

         Section 721 provides that indemnification provided for by Section722 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled, whether contained in the certificate of incorporation or the by-laws or, when authorized by such certificate of incorporation or by-laws,

          (a)  a resolution of shareholders,

          (b)  a resolution of directors, or

          (c) an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that such person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated.

         Andrea's Certificate of Incorporation provides that the personal liability of the directors of Andrea is eliminated to the fullest extent permitted by Section402(b) of the Business Corporation Law of the State of New York. In addition, the By-Laws of Andrea provide in substance that, to the fullest extent permitted by New York law, each director and officer shall be indemnified by Andrea against reasonable expenses, including attorneys' fees, and any liabilities which such officer may incur in connection with any action to which such officer may be made a party by reason of being or having been a director or officer of Andrea. The indemnification provided by Andrea's By-Laws is not deemed exclusive of or in any way to limit any other rights which any person seeking indemnification may be entitled.


Item 16.  Exhibits.

A.       Exhibits

Exhibit

Number   Description

3.1* Certificate of Amendment to the Certificate of Incorporation of the Registrant.

4.1* securities purchase agreement, dated October 5, 2000 by and between HFTP Investment L.L.C. and the Registrant.

4.2* Registration Rights Agreement, dated October 5, 2000 by and between HFTP Investment L.L.C. and the Registrant.

5.1**    Opinion of Counsel

23.1     Consent of Independent Public Accountants

23.2**   Consent of Counsel (contained in Exhibit 5.1)

23.3     Consent of Independent Appraiser

24.1 Power of Attorney relating to subsequent amendments (contained in a signature page)

----------------
         * Incorporated by reference to the registrant's current report on Form 8-K, dated October 12, 2000.

         ** Previously filed.

B.       Financial Statements & Schedules

         All schedules for which provision is made in Regulation S-X of the Securities and Exchange Commission either are not required under the related instructions or the information required to be included therein has been included in the financial statements of Andrea.

Item 17.  Undertakings.

(a)      The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by Section10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section13 or Section15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                  SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 14th day of February, 2001.


                        ANDREA ELECTRONICS CORPORATION


         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below under "SIGNATURES" constitutes and appoints, John N. Andrea, Douglas J. Andrea, Christopher P. Sauvigne and Richard A. Maue, his true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                            By:  /s/ John N. Andrea
                                 -------------------------------
                                     John N. Andrea
                                     Co-Chairman and Co-Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


/s/ John N. Andrea             Co-Chairman, Co-Chief
---------------------------    Executive Officer and Director  February 14, 2001
     John N. Andrea

/s/ Douglas J. Andrea          Co-Chairman, Co-Chief
---------------------------    Executive Officer and Director  February 14, 2001
    Douglas J. Andrea

/s/ Christopher P. Sauvigne    President and Chief Operating
---------------------------    Officer and Director            February 14, 2001
    Christopher P. Sauvigne

/s/ Richard A. Maue            Chief Financial Officer,
---------------------------    Secretary and Chief
     Richard A. Maue           Accounting Officer              February 14, 2001

/s/ Gary A. Jones              Director                        February 14, 2001
---------------------------
     Gary A. Jones

/s/ Paul M. Morris             Director                        February 14, 2001
---------------------------
     Paul M. Morris

                                 EXHIBIT INDEX
                   (Pursuant to Item 601 of Regulation S-K)



Exhibit
Number   Description

3.1* Certificate of Amendment to the Certificate of Incorporation of the Registrant.

4.1* securities purchase agreement, dated October 5, 2000 by and between HFTP Investment L.L.C. and the Registrant.

4.2* Registration Rights Agreement, dated October 5, 2000 by and between HFTP Investment L.L.C. and the Registrant.

5.1**    Opinion of Counsel

23.1     Consent of Independent Public Accountants

23.2**   Consent of Counsel (contained in Exhibit 5.1)

23.3     Consent of Independent Appraiser

24.1 Power of Attorney relating to subsequent amendments (contained in a signature page)

----------------

         * Incorporated by reference to the registrant's current report on Form 8-K, dated October 12, 2000.

         ** Previously filed.

                                                                  Exhibit 23.1


                   Consent of Independent Public Accountants

         As independent public accountants, we hereby consent to the incorporation by reference in this Form S-3 registration statement of our reports dated January 31, 2000 (except with respect to the matter discussed in Note 16, as to which the date is March 1, 2000) included in the Andrea Electronics Corporation Form 10-K for the year ended December 31, 1999 and to all references to our Firm included in this Form S-3 registration statement.

                                                           ARTHUR ANDERSEN LLP

Melville, New York

February 14, 2001

                                                                  Exhibit 23.3



                                    CONSENT

Board of Directors                                   February 14, 2001
Andrea Electronics Corporation
45 Melville Park Road
Melville, New York 11747

         Gentlemen:

         We hereby consent to the use of our firm's name in the Form S-3 Registration Statement and any amendments thereto for Andrea Electronics Corporation. We also hereby consent to the references to our appraisal report in such filings including the prospectus of Andrea Electronics Corporation.

                                        Sincerely,


                                        /s/ Scott A. Nammacher
                                        Empire Valuation Consultants, Inc.